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SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                           CONSOLIDATED ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   20914T 10 9
                                 (CUSIP Number)

                                JOHN C. THOMPSON
                              22 EAST 100 SOUTH #403
                             SALT LAKE CITY, UT 84111
                                  801-363-4854
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   SEPTEMBER 12, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



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CUSIP NO. 20914T 10 9

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Clear Focus, Inc./742997179

2. Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]

3. SEC Use Only

4. Source of Funds (See Instructions) oo

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6. Citizenship or Place of Organization
          Texas


      Number of          7    Sole Voting Power
        Shares                2,200,000
     Beneficially
       Owned by
         Each            8    Shared Voting Power
      Reporting               0
     Person With

                         9    Sole Dispositive Power
                              2,200,000


                         10   Shared Dispositive Power
                              0


11. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,200,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

13. Percent of Class Represented by Amount in Row (11)
          30.4%
14. Type of Reporting Person (See Instructions)
          CO





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CUSIP NO. 20914T 10 9

Item 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (the "Common Stock"), of Consolidated Energy, Inc., a Wyoming corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9900 West Sample Road, Suite 300, Coral Springs, FL 33065.

Item 2.  Identity and Background

This Schedule 13D is filed on behalf of Clear Focus, Inc., a Texas corporation ("Clear Focus") (the "Reporting Person"). Identity and background information on the Reporting Person is as follows:

      (a)     Name: Clear Focus, Inc.
      (b)     State of Organization: Texas
      (c)     Principal Business:  Management consulting services
      (d)     Address of Principal Business and Office: 6603 Lost Horizon Dr.
                                                        Austin, TX 78759
      (e)     Executive Officer and Director: C.J. Douglas, President,
                                                 Secretary and Director

Neither the Reporting Person nor any of its officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, neither the Reporting Person nor any of its officers or directors were a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in the Reporting Person or such officers or directors being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C.J. Douglas, an individual, owns 100% of the outstanding capital stock of the Reporting Person. C.J. Douglas is the President, Secretary and sole Director of the Reporting Person. Clear Focus, Inc. performs consulting services for the Issuer from time to time on an as-needed basis.

Identity and background information on C.J. Douglas is as follows:

(a)    Name: C.J. Douglas
       Business Address: 6603 Lost Horizon Dr., Austin, TX 78759
       Present Principal Occupation:  President, Secretary, Treasurer
                                      and Director of Clear Focus, Inc.
       Citizenship:  United States

C.J. Douglas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, C.J. Douglas was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in C.J. Douglas being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP NO. 20914T 10 9

Item 3.  Source and Amount of Funds or Other Consideration

On September 12, 2003, the Company signed an agreement to acquire Eastern Consolidated Energy, Inc., a privately-held Kentucky Corporation ("Eastern"), through the issuance of 3,000,000 shares of the Company's common stock in exchange for all of the issued and outstanding stock of Eastern (1,000 shares total). The Reporting Person owned an aggregate of 700 shares of Eastern common stock on September 12, 2003 which were originally acquired with the working capital of the Reporting Person. The Reporting Person received 2,100,000 shares of the Company's common stock in exchange for its 700 shares of Eastern. Prior to the acquisition, the Reporting Person owned 100,000 shares of the Company's common stock which were originally acquired for services performed by the Reporting Person for the Company.

Item 4.  Purpose of Transaction

The Reporting Person holds the shares of Common Stock for investment purposes only. The Reporting Person will continually evaluate the business, financial condition and prospects of the Issuer, market price of the Common Stock, return on investment, alternative investments and conditions in the economy and in the industry in which the Issuer is engaged with a view toward determining whether to hold, decrease or increase its investment in shares of Common Stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, the Reporting Person may sell all or a portion of its shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

The Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

Based upon information set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2003, following the Eastern acquisition there are 7,233,000 shares of Common Stock issued and outstanding.

  Clear Focus, Inc.:
  Amount Beneficially Owned: 2,200,000
  Percent of Class: 30.4%
  Number of Shares which such person has:

  (i) Sole power to vote or to direct the vote of: 2,200,000
  (ii) Shared power to vote or to direct  the vote of: 0
  (iii) Sole power to dispose or to direct the disposition of: 2,200,000
  (iv) Shared power to dispose or to direct the disposition of: 0

During the past 60 days, the Reporting Person sold no shares of Common Stock.

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CUSIP NO. 20914T 10 9

C.J. Douglas: C.J. Douglas owns no shares of Common Stock of the Issuer.

No other person is known to the Reporting Person, or C.J. Douglas to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

From time to time, the Reporting Person performs services for the Issuer for which it may agree to take payment in the form of securities of the Issuer. There are no other contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between the Reporting Person or C.J. Douglas and any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

        None.

                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2003                       CLEAR FOCUS, INC.

                                            By: /s/ C.J. Douglas
                                                 C.J. Douglas, President